Exhibit 12.2

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Twelve Months Ended March 31, 2012

(in thousands)

Net income from continuing operations (before preferred stock dividend)	$213,541
Less: equity income from investees	261
Plus: distributed income of equity investees	676
Income taxes	139,646
Fixed charges (including securitization certificates)	77,426

Total	$431,028

Interest expense	$70,819
Interest component of rentals (estimated as one-third of rental expense)	6,607

Subtotal	77,426
Preferred stock dividend requirements	3,242

Total	$80,668

Ratio of earnings to fixed charges and preferred stock dividend requirements	5.34